February 4, 2010

Robert P. van der Merwe
Chairman of the Board of Directors, President and Chief Executive Officer
Checkpoint Systems, Inc.
101 Wolf Drive, PO Box 188
Thorofare, New Jersey 08086

        Re: **Checkpoint Systems, Inc.**
                Form 10-K for the Fiscal Year Ended December 28, 2008
                Filed February 26, 2009
                Form 8-K, filed May 7, 2009
                File No. 1-11257
                Response Letters Filed December 14, 2009 and January 21, 2010

Dear Mr. van der Merwe:

     We refer you to our comment letters dated September 29, 2009 and December 17, 2009 regarding business contacts with Cuba, Iran, and Syria. We have completed our review of this subject matter and have no further comments at this time.

                         Sincerely,

                         Cecilia Blye, Chief
                         Office of Global Security Risk

cc: Larry Spirgel
       Assistant Director
       Division of Corporation Finance